                                AS FILED WITH THE COMMISSION ON OCTOBER 26, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           FERROFLUIDICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           FERROFLUIDICS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.004 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  315414 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               PAUL F. AVERY, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FERROFLUIDICS CORPORATION
                                40 SIMON STREET
                          NASHUA, NEW HAMPSHIRE 03061
                                 (603) 883-9800
 (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                             STUART M. CABLE, P.C.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Ferrofluidics Corporation, a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 40 Simon Street, Nashua, New Hampshire 03061. The title of the class of equity securities to which this Schedule 14D-9 Solicitation/ Recommendation Statement (the "Schedule 14D-9") relates is the common stock, par value $.004 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer by Ferrotec Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly-owned subsidiary of Ferrotec Corporation, a corporation organized under the laws of Japan ("Parent"), disclosed in a Schedule 14D-1 Tender Offer Statement, dated October 26, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 20, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain closing conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. Certain terms of the Merger Agreement are described below in Item 3(b). A copy of the Merger Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     Based on the information in the Schedule 14D-1, Parent has formed the Purchaser in connection with the Offer and the Merger Agreement. The address of the principal executive offices of each of Parent and the Purchaser is Sumitomo Building #6, 5-24-8 Higashi Ueno, Taito-Ku, Tokyo 110-0015, Japan. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Parent, and the Company takes no responsibility for such information.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain material contracts, agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser, its executive officers, directors or affiliates are described below or set forth in the Information Statement attached as Schedule I hereto, which Information Statement is incorporated herein by reference:

     Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 3 to this Schedule 14D-9. Capitalized terms used but not defined in this summary of the Merger Agreement have the meanings given to such terms in the Merger Agreement.

        The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as legally permitted after the expiration of the Offer. The Merger Agreement provides that, without the prior written consent of the Company, neither the Purchaser nor Parent may decrease the price per Share payable in the Offer (the "Offer Price"), decrease the minimum number of Shares sought to be purchased in the Offer, or amend or impose conditions to the Offer in addition to those set forth in the Merger Agreement. The Purchaser shall, on the terms of, and subject to the prior satisfaction or waiver of, the conditions of the Offer and as soon as practicable after it is legally permitted to do so under applicable law after expiration of the Offer, accept for payment and pay for the Shares validly tendered and not withdrawn. Notwithstanding the foregoing, if on the initial Expiration Date (which is 20 business days after the Offer is commenced), all conditions of the Offer shall have been satisfied or waived other than the condition that there be validly tendered and not withdrawn prior to the Expiration Date that number of Shares which when added to the Shares already owned by the Purchaser represents at least a majority of the Shares outstanding on a fully-diluted basis (the "Minimum Condition"), the Purchaser shall extend the Expiration Date to the date that is ten business days immediately following such initial Expiration Date. In addition, and notwithstanding the foregoing but subject to the parties' right to terminate the Merger Agreement under certain circumstances, if on such initial Expiration Date or any other Expiration Date the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in respect to the Offer shall not have expired or been terminated and all other conditions to the Offer shall have been satisfied or waived, the Purchaser shall be required to extend the Expiration Date until such waiting period shall have expired or been terminated.

        Board of Directors. Promptly upon the purchase of Shares by the Purchaser and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") as will give the Purchaser representation on the Company Board equal to the number of directors which is the product of (i) the total number of directors on the Company Board (giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser following such purchase bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company including increasing the size of the Company Board or securing the resignations of such number of its incumbent directors, or both, provided that the number of directors constituting the Company Board shall be no less than five. At such time, the Company shall use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Company Board to be on each committee of the Company Board, each board of directors of each of the Company Subsidiaries (as hereinafter defined) and each committee of such board, in each case to the extent permitted by law. Notwithstanding the foregoing, in the event that the Purchaser's designees are elected to the Company Board, until the effective time of the Merger (the "Effective Time"), the Company shall have at least two directors that are directors of the Company as of the date of the Merger Agreement. In the Merger Agreement, the Company has agreed to promptly take all actions required pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to shareholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable the Purchaser's designees to be elected to the Company Board. The Purchaser or Parent will supply the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. As used herein, "Company Subsidiary" or "Company Subsidiaries" shall mean all of the operational subsidiaries of the Company through which the Company currently conducts its businesses or has conducted its businesses during the two years preceding the date of the Merger Agreement.

        The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). The Merger shall be effected by the filing at the time of closing of the Merger of properly executed Articles of Merger, or other appropriate documents with the Secretary of State of The Commonwealth of Massachusetts.

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

     The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holder of Shares and except as otherwise provided in the Merger Agreement with respect to Shares as to which appraisal rights have been exercised, the Shares will be converted into the right to receive $6.50 in cash, without interest thereon, as soon as is reasonably practicable upon surrender of the certificate(s) formerly representing such Shares (other than any Shares owned by the Purchaser or by any affiliate of the Purchaser or Shares in the treasury of the Company, or in the treasury of any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist with no payment being made with respect thereto). At the Effective Time, all shares of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one thousand (1,000) validly issued, fully paid and nonassessable shares of common stock, par value $.004 per share, of the Surviving Corporation.

        Options and Warrants; Stock Plans. Each option or warrant to purchase Shares held by an employee, officer or director of the Company and other eligible holders that is outstanding immediately prior to the date upon which the Purchaser or an affiliate thereof accepts for payment Shares tendered pursuant to the Offer (the "Acceptance Date"), whether or not then vested or exercisable, shall, as of the Acceptance Date, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option or warrant and (2) the excess, if any, of the Offer Price over the exercise price per share of such option or warrant, subject to any required withholding of taxes, provided that the warrants may only be canceled with the consent of the holders of such warrants. Prior to the Acceptance Date and through the Effective Time, if necessary, the Company has agreed to use all reasonable efforts to (i) obtain consents from appropriate holders of warrants and (ii) make any amendments to the terms of such options, warrants or the compensation plans or arrangements related thereto that are necessary to give effect to the transactions contemplated above. Notwithstanding any foregoing provision, payment may be withheld in respect of any warrant or stock appreciation right ("SAR") until necessary or appropriate consents are obtained.

     The Merger Agreement provides that the Articles of Organization of the Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Organization of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable law. The By-Laws of the Purchaser in effect at the Effective Time will be the By-Laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable law.

        Vote Required to Approve the Merger. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser or its permitted assignee pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company and Parent will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a definitive proxy statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and cause such Proxy Statement to be mailed to the shareholders of the Company, provided that no amendment or supplement to the Proxy Statement will be made without the approval of the Company and the Parent, which approval will not be unreasonably withheld. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger. Parent and the Purchaser have agreed to vote or use its reasonable best efforts to cause all of the Shares owned beneficially or of record by them and their affiliates as of the record date for the Special Meeting in favor of the Merger at the Special Meeting.

        Conditions to the Merger. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger and the transactions contemplated thereby are subject to the satisfaction, at or before the Effective Time, of certain conditions, including: (i) the shareholders of the Company shall have duly approved the Merger and the transactions contemplated by the Merger Agreement; (ii) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; (iii) the consummation of


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the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger, provided however, that the Company, Parent and the Purchaser shall have used their best efforts to prevent any such rule, regulation, injunction, decree or other order, and to appeal as promptly as possible any injunction, decree or other order that may be entered; (iv) all authorizations, approvals or consents required to permit the Merger shall have been obtained and are in full force and effect; and
(v) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer and such Shares will satisfy the Minimum Condition to the Offer.

        Representations and Warranties. The Merger Agreement contains various representations of the parties thereto, including representations by the Company as to, among other things, (i) organization; (ii) capitalization; (iii) authorization and validity of the Merger Agreement and necessary action; (iv) consents and approvals; (v) Commission reports and financial statements; (vi) undisclosed liabilities; (vii) absence of certain changes; (viii) disclosure documents; (ix) employee benefit plans and ERISA (as defined in the Merger Agreement); (x) litigation; (xi) compliance with applicable laws; (xii) taxes;
(xiii) real property; (xiv) intellectual property; (xv) contracts; (xvi) environmental laws and regulations; (xvii) labor matters; (xviii) brokers or finders; (xix) opinion of financial advisors; (xx) the recommendation of the Company Board; (xxi) insurance; (xxii) permits; (xxiii) customer relationships and warranties; and (xxiv) year 2000.

        Covenants. Pursuant to the Merger Agreement, the Company has covenanted that, the Company shall use its reasonable best efforts to, and shall cause each of the Company Subsidiaries to use its reasonable best efforts to, conduct its operations in the ordinary and usual course of business consistent with past practice and use all reasonable efforts to preserve intact their respective business organizations' goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers and others having business relationships with them. Without limiting the generality of the foregoing, and except as otherwise permitted by the Merger Agreement or as required by applicable law, rule or regulation prior to the Effective Time, without the consent of the Purchaser, which consent shall not be unreasonably withheld, the Company will not, and will cause each of the Company Subsidiaries not to: (a) amend or propose to amend their respective charters or bylaws; or split, combine or reclassify their outstanding capital stock or declare, set aside or pay any dividend or distribution in respect of any capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for dividends and distributions paid by Company Subsidiaries to other Company Subsidiaries or to the Company; (b) (i) issue or authorize or propose the issuance of, sell, pledge or dispose of, or agree to issue or authorize or propose the issuance of, sell, pledge or dispose of, any additional shares of, or any options, warrants, dividend entitlement rights, or rights of any kind to acquire any shares of, their capital stock of any class, any debt or equity securities convertible into or exchangeable for such capital stock or any other equity related right (including any phantom stock or SARs), other than any such issuance pursuant to options, warrants, rights or convertible securities outstanding as of the date of the Merger Agreement; (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to the Company and the Company Subsidiaries taken as a whole; (iii) sell (including by sale-leaseback), lease, pledge, dispose of or encumber any assets or interests therein, which are material, individually or in the aggregate, to the Company and the Company Subsidiaries taken as a whole, other than in the ordinary course of business and consistent with past practice; (iv) incur or become contingently liable with respect to any material indebtedness for borrowed money or guarantee any such indebtedness or issue any debt securities or otherwise incur any material obligation or liability (absolute or contingent) other than short-term indebtedness in the ordinary course of business and consistent with past practice or otherwise pursuant to credit facilities as disclosed as part of the Merger Agreement; (v) redeem, purchase, acquire or offer to purchase or acquire any (x) shares of its capital stock or (y) long-term debt other than as required by


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governing instruments relating thereto; or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (c) enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other arrangements or agreements with any directors, officers or key employees except for (i) normal salary increases and merit bonuses, (ii) arrangements in connection with employee transfers or
(iii) agreements with new employees, in each case, in the ordinary course of business and consistent with past practice; or agree or implement an across the board increase in employee compensation except in the ordinary course of business consistent with past practice; (d) adopt, enter into or amend any, or become obligated under any new bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, healthcare, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law occurring after the date hereof; (e) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (f) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company incurred in the ordinary course of business consistent with past practice; (g) authorize, commit to or make any equipment purchases or capital expenditures other than in the ordinary course of business and consistent with past practice (provided, that such purchases and/or expenditures shall, individually, be no more than $50,000, and, in the aggregate, be no more than $250,000); or (h) except as otherwise permitted in the Merger Agreement, take or agree to take any of the foregoing actions or any action that would, or is reasonably likely to, result in any of its representations and warranties set forth in the Merger Agreement becoming untrue, or in any of the conditions to the Merger Agreement set forth in the Merger Agreement not being satisfied.

        No Solicitations. The Company has agreed that it will not, and will use its best efforts to cause any officers, directors, employees and investment bankers, attorneys or other agents retained by the Company or any of the Company Subsidiaries not to, (i) initiate or solicit, directly or indirectly, any inquiries or the making of any Acquisition Proposal (as hereinafter defined), or
(ii) except as permitted in the Merger Agreement, engage in negotiations or discussions with, or furnish any information or data to any third party relating to an Acquisition Proposal (other than the transactions contemplated hereby). Notwithstanding anything to the contrary contained in the Merger Agreement, the Company, and its officers, directors, investment bankers, attorneys or agents, may: (a) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") if either: (1) the Company Board determines in good faith, after consultation with its financial advisor, that such third party is reasonably likely to submit an Acquisition Proposal, which is a Superior Proposal (as hereinafter defined), or
(2) the Company Board determines in good faith, based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information may be inconsistent with the Company Board's fiduciary duties under applicable law, or (b) following receipt of an Acquisition Proposal, disclose to its shareholders the Company's position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act or otherwise make any other necessary disclosure to its shareholders related to an Acquisition Proposal.

     The Company has agreed that, as of the date of the Merger Agreement, it shall immediately cease and cause to be terminated any discussions or negotiations with any parties (other than the Purchaser and Parent) conducted heretofore with respect to any of the foregoing. The Company has agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party, provided, however, that the Company can release any third party from any such standstill agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to so release such party from the standstill agreement may be inconsistent with the Company Board's fiduciary duties under applicable law. The Company also has agreed that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement substantially similar to the confidentiality provisions of the confidentiality agreement entered into between the Company and Parent. As used herein, "Acquisition Proposal" shall mean any bona fide proposal made by a third party to acquire (i) beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of a majority or greater equity interest in the Company or


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(ii) all or substantially all of the business or assets of the Company (other than the transactions contemplated by the Merger Agreement). As used herein, "Superior Proposal" means any Acquisition Proposal which the Company Board, by resolution duly adopted determines, after consultation with its financial advisor, to be more favorable to the Company and its shareholders than the transactions contemplated by the Merger Agreement.

        Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Offer (if not then already consummated) and/or the Merger may be abandoned at any time (the "Termination Date") prior to the Effective Time, whether before or after shareholder approval thereof: (a) by mutual consent of the Company, Parent and the Purchaser; (b) by either of the Company, on the one hand, or Parent and the Purchaser, on the other hand: (i) if, without any material breach by the terminating party of its obligations under the Merger Agreement, the Purchaser or its permitted assignees shall not have purchased Shares pursuant to the Offer on or prior to 60 days after the commencement of the Offer, provided, however, that neither the Purchaser, Parent nor the Company shall terminate the Merger Agreement prior to February 29, 2000, if all conditions to the Offer set forth in the Merger Agreement have been satisfied or, to the extent permitted, waived, except that Shares shall not have been purchased by the Purchaser by reason of any applicable waiting period under the HSR Act in respect to the Offer not having expired or been terminated; (ii) if there shall have been issued an order, decree or ruling or taken any other action (which order, decree ruling or other action the parties hereto shall use their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking termination shall have complied fully with its obligations under the Merger Agreement with respect to obtaining appropriate consents and authorizations, or
(iii) if the Minimum Condition shall not have been satisfied, in which case neither Parent, the Purchaser nor any of their affiliates shall be permitted to accept for payment or pay for any Shares unless and until the Company shall have provided the Purchaser with written notice stating that the Company is not exercising its right to terminate the Merger Agreement pursuant to its terms;
(c) by the Company: (i) if the Company Board shall have (A) withdrawn, modified or changed in a manner adverse to the Purchaser its approval or recommendation of the Merger Agreement, or the Merger and (B) either (x) determined in good faith, after consultation with its financial advisor, that a third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal, or (y) determined in good faith, upon the advice of outside legal counsel, that the failure to take such action as set forth in the preceding clause (A) may be inconsistent with the Company Board's fiduciary duties under applicable law; or
(ii) if Parent or the Purchaser (x) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or (y) breaches its representations and warranties in any material respect and such breach would have a Parent Material Adverse Effect, in such case in connection with the termination of the Merger Agreement after the Acceptance Date such that the conditions to the obligations of Parent and the Purchaser to consummate the Merger would not be satisfied; provided, however, that after the Acceptance Date if any such breach is curable by the breaching party, the Company may terminate the Merger Agreement pursuant to such agreement only after the passage of 30 days from the written notification to Parent and the Purchaser by the Company of the breach, and provided further that such breach has not been cured within the 30 day period, provided, however, that the Termination Date shall be delayed to give the breaching party the opportunity to cure during the 30 day period; (d) by Parent and the Purchaser: (i) if the Company (x) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or (y) breaches its representations and warranties and such breach would have a Company Material Adverse Effect, in each case such that the conditions set forth in the Merger Agreement would not be satisfied; provided, however, that after the Acceptance Date if any such breach is curable by the Company, then Parent or Purchaser may terminate the Merger Agreement pursuant to the Merger Agreement only after the passage of 30 days from the written notification to the Company by Parent or the Purchaser of the breach, and provided further that such breach has not been cured within the 30 day period, provided, however that the Termination Date shall be delayed to give the breaching party the opportunity to cure during the 30 day period; (ii) if the Company Board shall have withdrawn, modified or changed in a manner adverse to the Purchaser its approval or recommendation of the Merger Agreement or the Merger, or shall have

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

recommended an Acquisition Proposal involving the Company or shall have executed an agreement in principal or definitive agreement relating to an Acquisition Proposal involving the Company or similar business combination with a person or entity other than the Purchaser or its affiliates (or the Company Board resolves to do any of the foregoing) provided, however, that prior to terminating the Merger Agreement as a result of a third party Acquisition Proposal, the Company shall give the Purchaser telephonic notice of at least forty-eight hours in advance of such termination; (iii) if for any five consecutive trading days prior to the Effective Time, the Dow Jones Industrial Average shall be less than 6,500 on each of such days; or (iv) if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A to the Merger Agreement, the Purchaser shall have failed to commence the Offer on or prior to five days following the initial public announcement of the Merger Agreement. As used herein, "Company Material Adverse Effect" shall mean a material adverse effect on the current business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, and "Parent Material Adverse Effect" shall mean a material adverse effect on the current business, results of operations or financial condition of the Parent and its subsidiaries, taken as a whole.

     In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void, and there shall be no liability on the part of Parent, the Purchaser or the Company or their respective directors, officers, employees, shareholders, representatives, agents or advisors other than, with respect to Parent, the Purchaser and the Company, the obligations pursuant to the Merger Agreement. Nothing contained in the Merger Agreement shall relieve Parent, the Purchaser or the Company from liability for fraud or willful breach of the Merger Agreement.

     If the Merger Agreement is terminated: (A) by the Company pursuant to clause (c)(i) above or by Parent and the Purchaser pursuant to clause (d)(ii) above, the Company shall pay to Purchaser liquidated damages in the amount of $3,000,000 in cash.

        Employee Benefits. The Merger Agreement provides that Parent will cause the Surviving Corporation to honor all obligations under the Company's current employment and severance agreements and the Company's general severance policy. The Merger Agreement further provides that for a period of one year following the Effective Time, the Company's employees will continue to participate in the Company's benefit plans (other than stock option or stock purchase plans) on substantially similar terms to those in effect at the time the Merger Agreement was executed and that following such period, the Company and any of the Company Subsidiaries and successors shall provide their employees with employment benefits substantially similar in the aggregate to the benefits they received prior to the Effective Time.

        Indemnification; Directors' and Officers' Insurance. For a period of six years from the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Merger Agreement (except for Ronald Moskowitz and Jan R. Kirk), or any person who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time, the Company, the Purchaser and Parent agree to cooperate and use their reasonable best efforts to defend against and respond thereto. The Company shall indemnify and hold harmless, and after the Effective Time, Surviving Corporation and the Purchaser shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement ("Losses") in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time).

     Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any claim, then from and after the Effective Time, the Company, the Surviving Corporation and the Purchaser shall advance to such Indemnified Party its legal and other expenses, subject to the provision that the Parent and/or the Purchaser may require an unsecured undertaking from the Indemnified Parties to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Indemnified Parties shall retain Goodwin, Procter & Hoar LLP (provided that no policy for D&O Insurance, as defined below, requires that counsel be chosen from an approved list, or if any such policy requires counsel to be chosen from an approved list, Goodwin, Procter & Hoar LLP is so named on the approved list) or other counsel to represent them in such matter, provided that such choice of other counsel is consented to by the Purchaser or the Surviving Corporation (and/or the applicable insurance carriers), and which consent shall not be unreasonably withheld, and the Company, and the Surviving Corporation and the Purchaser after the Effective Time, shall pay all reasonable fees and expenses of such counsel within 30 days after statements therefor are received. The Company, the Surviving Corporation and the Purchaser will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided that none of the Company, the Surviving Corporation or the Purchaser shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Surviving Corporation and the Purchaser shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated in the Merger Agreement is prohibited by applicable law.

     Notwithstanding the foregoing, any payment for indemnification shall be limited to a maximum of $20,000,000. For a period of two years from the Effective Time, Parent shall be responsible for such indemnification up to an aggregate $10,000,000, subject to the terms and restrictions contained in the Merger Agreement. In the event that after the Effective Time an Indemnified Party does not receive payment for any Losses from the Surviving Corporation or the carrier(s) of the D&O Insurance within ninety (90) days after the giving of an indemnification notice, Parent shall be obligated to pay to such Indemnified Party an amount or amounts equal to such Losses (subject to the $10,000,000 limit described above for all Losses incurred by the Indemnified Parties).

     The Merger Agreement provides that prior to the Effective Time the Company shall purchase extended reporting period endorsement of not less than $20,000,000 under the Company's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time. To the extent the Company, the Purchaser and/or Parent advances or pays any expenses or damages related to a claim in advance of any reimbursement by an insurance carrier, the Company, the Purchaser and/or Parent shall be entitled to any such reimbursement by such insurance carrier; and in the event of any claim against an insurance carrier for reimbursement for or payment of any of said expenses or damages, Company, Purchaser and/or Parent shall have the right to proceed against such carrier on behalf of themselves and the Indemnified Parties.

     Parent, the Purchaser and the Company have also agreed that in the event Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the foregoing indemnity obligations.

     Confidentiality Agreement. On August 16, 1999, the Company entered into a confidentiality agreement with Parent (the "Confidentiality Agreement") pursuant to which the Company agreed to provide certain information to Parent and its affiliates, and Parent agreed to treat, and to cause its affiliates to treat, such information as confidential. In addition, Parent agreed that neither Parent nor any of its affiliates would, among other things, acquire any securities of the Company or seek to effect a tender offer, merger or other business combination transaction involving the Company for a two-year period.

     The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

     Agreements with Paul F. Avery, Jr. The terms of employment of Paul F. Avery, Jr., President, Chief Executive Officer and Chairman of the Board of the Company, are set forth in an Employment Agreement dated as of June 3, 1998 between Mr. Avery and the Company, as amended on June 3, 1999 and as further amended on September 9, 1999 (collectively, the "Avery Employment Agreement"). Under the Avery Employment Agreement, Mr. Avery serves as the President, Chief Executive Officer and Chairman of the Board of the Company until June 3, 2000 at a salary of $250,000 per year, subject to earlier termination for death, disability, cause or upon 60 days' written notice by either Mr. Avery or the Company. Pursuant to the Avery Employment Agreement, the Company is required to, among other things, (i) reimburse Mr. Avery for all reasonable business expenses incurred by Mr. Avery in the performance of his duties, (ii) provide Mr. Avery with an automobile for business and personal use and pay or reimburse Mr. Avery for all expenses associated therewith, and (iii) maintain insurance on Mr. Avery's life in the amount of $1,000,000, payable as directed by Mr. Avery, until the expiration of the term of the agreement, unless Mr. Avery is terminated by the Company for cause. In addition, Mr. Avery is entitled to participate in the health, welfare, retirement and other fringe benefit plans which the Company makes available to management from time to time.

     Mr. Avery may terminate his employment at any time upon 60 days' written notice to the Company and the Company may terminate Mr. Avery's employment other than for "cause" (as defined in the Avery Employment Agreement) at any time upon 60 days' written notice to Mr. Avery. If Mr. Avery is terminated for cause, he is entitled to any earned but unpaid salary at the date of termination and the contribution by the Company to the cost of Mr. Avery's participation in the Company's group medical and dental insurance plans as permissible under applicable law and plan terms. If Mr. Avery's employment is terminated for reasons other than (i) by the Company for cause or (ii) voluntary termination by Mr. Avery, Mr. Avery is entitled to receive an amount equal to the aggregate base salary which Mr. Avery would have received had he been employed by the Company through the last day of the term of the agreement. If Mr. Avery dies or becomes disabled during the term of the Avery Employment Agreement, Mr. Avery's employment immediately terminates and he is entitled to any earned but unpaid salary. If the Company undergoes a "change of control" (as defined in the Avery Employment Agreement), and Mr. Avery is terminated, voluntarily or involuntarily, other than for cause after the date such change in control occurs, Mr. Avery is entitled to receive an amount equal to the aggregate base salary which Mr. Avery would have received had he been employed by the Company through the last day of the term of the agreement.

     In addition to any other payments to which he might be entitled upon termination of his employment, the terms of the Avery Employment Agreement also provide that upon the termination of Mr. Avery's employment for reasons other than (i) by the Company for cause, (ii) the death or disability of Mr. Avery or
(iii) the expiration of the term of the agreement, the Company and Mr. Avery shall immediately enter into an agreement pursuant to which Mr. Avery shall be engaged as a consultant to the Company. The terms and conditions of such consultancy shall be identical to those set forth in the Consulting Agreement dated as of May 1, 1997 between the Company and Mr. Avery (the "Avery Consulting Agreement"), which terminated upon Mr. Avery's engagement by the Company as President, Chief Executive Officer and Chairman of the Board on June 3, 1998.

     Under the Avery Consulting Agreement, Mr. Avery performed such consulting, advisory and related services for the Company as were reasonably requested by the Company from time to time for a consulting fee of $10,000 per month for a term of three years, which term could be extended upon mutual written agreement. In addition, under the Avery Consulting Agreement, the Company could also request that Mr. Avery serve as Chairman of the Board. If the Company so requested, and if Avery agreed to so serve, the Company would be required to pay Mr. Avery an annual retainer of $50,000 for such service for so long as Mr. Avery served in such position. Such retainer would be in addition to any payments to be made to Mr. Avery with respect to his consultancy. Under the Avery Consulting Agreement, the Company was required to reimburse Mr. Avery for all reasonable business expenses incurred by Mr. Avery in the performance of his duties. Mr. Avery was entitled to participate in and enjoy the benefit of the Company's retirement plans, but was not entitled to participate in the health, welfare, retirement and other fringe benefit plans, which the Company made available to management from time to time, except at his own expense. Mr. Avery could terminate his consultancy at any time upon 60 days written notice to the Company and the Company could terminate Mr. Avery's consultancy other than for "cause" (as defined in the Avery Consulting Agreement) at any time upon 60 days written notice to Mr. Avery. If Mr. Avery was terminated for cause, he would be entitled to any earned but unpaid consulting fees at the date of termination. If Mr. Avery were to die or become disabled during the term of the Avery Consulting Agreement, Mr. Avery's consultancy would be immediately terminated. If Mr. Avery's consultancy was terminated for reasons other than for cause or due to death or disability, the Company would continue to pay Mr. Avery his consulting fees for the duration of the term of the Avery Consulting Agreement.

     In connection with the Offer and the Merger, the Company, the Purchaser, Parent and Mr. Avery agreed, subject to certain modifications described below, that effective upon the Acceptance Date, Mr. Avery's employment with the Company will terminate and that Mr. Avery will serve as a consultant and advisor to the Company pursuant to the terms of the Avery Consulting Agreement. The Avery Consulting Agreement will commence as of the Acceptance Date and will continue for a period of three years. Under the Avery Consulting Agreement, as modified, the parties agreed that, in addition to the consulting fee of $10,000 per month, the Company will pay Mr. Avery $250,000 on the Acceptance Date (or, at Mr. Avery's option, over the three-year term on a weekly basis) and an additional $50,000 per annum advisory fee for so long as Mr. Avery is retained by the Company to provide advisory services. In addition, the Company will be required to maintain insurance on Mr. Avery's life in an amount of $1,000,000, payable as directed by Mr. Avery, for two years.

     In the event that the Acceptance Date does not occur, the Avery Consulting Agreement will not become effective and Mr. Avery will continued to be employed by the Company under the terms of the Avery Employment Agreement.

     The foregoing description of certain terms and provisions of the Avery Employment Agreement and the agreements between the Company, Parent, the Purchaser and Mr. Avery does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, copies of which are filed with this Schedule 14D-9 as Exhibits 5, 6 and 7, respectively, and are incorporated herein by reference.

     Agreements with William B. Ford. The terms of employment of William B. Ford, Vice President and Chief Financial Officer of the Company, are set forth in an Employment Agreement dated as of September 23, 1996 by and between the Company and Mr. Ford (the "Ford Employment Agreement"). The Ford Employment Agreement provides for Mr. Ford's employment at a salary of $140,000 per year, subject to annual salary reviews by the Compensation Committee of the Company Board or the President of the Company, as appropriate. Pursuant to the Ford Employment Agreement, the Company is required to reimburse Mr. Ford for all reasonable business expenses incurred by Mr. Ford in the performance of his duties. In addition, Mr. Ford is entitled to participate in the health, welfare, retirement and other fringe benefit plans which the Company makes available to management from time to time.

     Pursuant to the Ford Employment Agreement, the Company or Mr. Ford may terminate Mr. Ford's employment without cause upon six months written notice if such notice is given within one year of his employment or upon one year's written notice if such notice is given after the first year of his employment. If the Company undergoes a "change of control" (as defined in the Ford Employment Agreement) and Mr. Ford is terminated by the Company other than for cause within 12 months after such change of control occurs, Mr. Ford shall be entitled to receive an amount equal to six months' salary at the rate then in effect if such termination occurs within the first year of Mr. Ford's employment, and an amount equal to 12 months' salary at the rate then in effect if such termination occurs after the first year of Mr. Ford's employment. If Mr. Ford dies or becomes disabled during the term of the Ford Employment Agreement, Mr. Ford's employment automatically terminates and he is entitled to any earned but unpaid salary. If Mr. Ford is terminated for "cause" (as defined in the Ford Employment Agreement), he is entitled to any earned but unpaid salary at the date of termination and the contribution by the Company to the cost of Mr. Ford's participation in the Company's group medical and dental insurance plans as permissible under applicable law and plan terms.

     In connection with the Offer and the Merger, the Company, Parent and Mr. Ford have entered into an Employment Agreement (the "New Ford Employment Agreement") which becomes effective only if the Purchaser or an affiliate thereof accepts for payment Shares tendered pursuant to the Offer. Under the New Ford Employment Agreement, the parties agreed that Mr. Ford's employment with the Company pursuant to the Ford Employment Agreement will be terminated effective as of the Acceptance Date. The New Ford Employment Agreement will be effective from the Acceptance Date until March 31, 2000 and provides that Mr. Ford will continue to serve the Company in an executive capacity. Under the New Ford Employment Agreement, Mr. Ford will receive a payment of $45,000 on the Company's first payroll date after January 1, 2000 and a further payment of $104,000 on the Company's first payroll date after January 1, 2001. Mr. Ford will also be compensated by the Company at the annual rate of $145,000, payable not less than twice a month. The parties also agreed that the consideration payable to Mr. Ford with respect to his options to purchase shares of Common Stock in connection with the Merger would be payable in installments as follows:
$50,000 on January 2, 2000, and $48,750 on January 2, 2001.

     In addition, Mr. Ford will be entitled to participate in the health, welfare, retirement and other fringe benefit plans which the Company makes available to management from time to time and will be entitled to accrue vacation days at the rate of four weeks per year. Mr. Ford will be given credit under all of the Company's employee benefits and policies, including for accrued vacation time, for all services prior to the Acceptance Date. Mr. Ford will be paid upon the termination of his employment with the Company for all accrued vacation time as of the termination date in accordance with the Company's policy.

     If Mr. Ford dies or becomes disabled during the term of the New Ford Employment Agreement, Mr. Ford's employment automatically terminates and he, or his beneficiary, as the case may be, will be entitled to any earned but unpaid salary. If Mr. Ford is terminated for "cause" (as defined in the New Ford Employment Agreement), he will be entitled to any earned but unpaid salary at the date of termination and the contribution by the Company to the cost of Mr. Ford's participation in the Company's group medical and dental insurance plans as permissible under applicable law and plan terms.

     In the event that the Acceptance Date does not occur, then the New Ford Employment Agreement will not become effective and Mr. Ford will continue to be employed by the Company under the Ford Employment Agreement.

     The foregoing description of certain terms and provisions of the Ford Employment Agreement and the New Ford Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, copies of which are filed with this Schedule 14D-9 as Exhibits 8 and 9, respectively, and are incorporated herein by reference.

     Agreements with Other Executive Officers. On August 6, 1999, the Company entered into a Letter Agreement with Alvan D. Chorney, the Company's Vice President--New Business Development (the "Chorney Letter Agreement"), pursuant to which the parties agreed, among other things, to confirm certain provisions of a Severance Agreement dated as of October 1, 1993 between the Company and Mr. Chorney (the "Chorney Severance Agreement") and provide for the payment of certain severance payments to Mr. Chorney in the event that his employment with the Company is terminated following a change of control. The Chorney Letter Agreement provides that if the Company undergoes a change of control and Mr. Chorney is terminated by the Company (other than for cause or by reason of Mr. Chorney's death or disability) within 12 months of such change of control event, Mr. Chorney will receive equal bi-weekly payments for 24 months at a rate equal to the highest annual salary rate during Mr. Chorney's employment with the Company. The Chorney Severance Agreement remains in effect with respect to any termination of Mr. Chorney's employment by the Company other than in connection with or following a change of control.

     The Chorney Severance Agreement provides Mr. Chorney with certain severance benefits in the event that his employment is terminated by the Company other than by reason of death, disability or cause. Pursuant to this agreement, if Mr. Chorney's employment is terminated other than for any of the aforementioned reasons, he is entitled to receive for a period of eighteen months an aggregate amount equal to the greater of (i) $225,000 and (ii) the annual base salary which he would have received over an eighteen-month period commencing on the date of such termination.

     On July 1, 1999, the Company entered into a Letter Agreement with Timothy
D. Barton, the Company's Vice President and General Manager--Components Division (the "Barton Letter Agreement"). The Barton Letter Agreement provides, among other things, that if the Company undergoes a change of control and Mr. Barton is terminated by the Company, Mr. Barton will receive a payment equal to 6-months' salary.

     The foregoing description of certain terms and provisions of the Chorney Severance Agreement, the Chorney Letter Agreement and the Barton Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, copies of which are filed with this
Schedule 14D-9 as Exhibits 10, 11 and 12, respectively, and are incorporated herein by reference.

     Transactions Between the Company and Parent. Parent beneficially owns 15,000 Shares representing 0.27% of the issued and outstanding Shares as of October 20, 1999 and Akira Yamamura, the President and Chief Executive Officer of Parent, individually beneficially owns 50 Shares.

     Parent is a successor to Nippon Ferrofluidics Corporation ("NFC"), which was a wholly owned subsidiary of the Company. In 1987, Parent acquired NFC from the Company.

     Parent and the Company have had a long-standing business relationship with each other. On May 2, 1983, the Company and NFC, then a wholly-owned subsidiary of the Company, entered into a License Agreement whereby the Company licensed to NFC ferrofluid technology for a period of three years. On May 2, 1986, the license was extended for one year. In connection with Parent's acquisition of NFC in 1987, the Company and NFC, then a wholly-owned subsidiary of Parent, entered into three separate agreements pursuant to which the Company licensed ferrofluid technology and furnace technology to NFC and NFC licensed motor technology to the Company.

     In 1993, the Company and NFC entered into the Superseding 1993 Fluids License Agreement (the "1993 Agreement") that superseded and replaced all prior license agreements between the parties. Pursuant to the 1993 Agreement, all ferrofluid technology, with certain exceptions, owned by either party was licensed to the other party in perpetuity. At the time the 1993 Agreement was entered into, Parent made an up-front payment to the Company in the amount of Y850 million, which is being amortized in equal installments during the term of the 1993 Agreement. During each of fiscal 1997 and 1998, Parent incurred Y68 million in royalty expense under the 1993 Agreement.

     In March 1998, Parent obtained certain U.S. patents relating to ferrofluids. On October 20, 1998, Parent and the Company entered into the 1998 Agreement Amending the Superseding 1993 Fluids License Agreement (the "1998 Agreement"). Pursuant to the 1998 Agreement, Parent granted to the Company the exclusive license to make, use, sell or otherwise distribute vacuum rotary feed through seals throughout the world other than in Asia. Pursuant to the 1998 Agreement, the Company ceased operations of its Japanese subsidiary whose operations related solely to these seals. Under the 1998 Agreement, the Company agreed to pay to Parent a 5% royalty on sales of vacuum rotary feed through seals or $50,000 per quarter, whichever is greater. The 1998 Agreement terminates on December 31, 2005, unless terminated sooner by mutual agreement of the parties. If terminated, the rights between the parties would revert back to the 1993 Agreement. The Company incurred $272,000 in royalty expense under the 1998 Agreement during fiscal 1999.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. The Company Board has determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously resolved to recommend that all holders of Shares accept the Offer, tender their Shares and approve the Merger Agreement.

     (b) Background; Reasons for the Recommendation. Management of the Company and Parent were generally familiar with each other as a result of the business relationships between the Company and Parent discussed above. In March 1997, Salvatore J. Vinciguerra, the then President and Chief Executive Officer of the Company, and Paul F. Avery, Jr., the then Chairman of the Company Board, visited Japan and met with Akira Yamamura, the President and Chief Executive Officer of Parent, to discuss a potential transaction between the companies. Messrs. Avery and Yamamura discussed in general terms the merits of combining the two companies and various alternative transaction structures, including the acquisition by Parent of the Company for cash or for stock of the Parent. Several weeks following this meeting, Messrs. Vinciguerra, Avery and Yamamura met in Boston to further discuss a potential transaction between the companies. However, the parties did not reach any agreements at this time and did not continue discussions following the Boston meeting.

     On July 28, 1999, Mr. Yamamura called Mr. Avery to discuss whether the Company might have an interest at that time in exploring a potential transaction with Parent that would combine the companies. Based on this discussion, Messrs. Avery and Yamamura agreed to undertake more significant discussions and have representatives of the Company meet with Parent's financial advisor.

     On August 5, 1999, at Mr. Yamamura's request, Mr. Avery and William B. Ford, the Vice President and Chief Financial Officer of the Company, met with representatives of Parent's financial advisor. At this meeting, Parent's financial advisor explained to Messrs. Avery and Ford Parent's desire to combine the two companies as part of Parent's global acquisition strategy. On behalf of Parent, its financial advisor at this meeting proposed an acquisition of the Company by Parent in a transaction in which the shareholders of the Company would receive an aggregate of $35 million (or approximately $6.00 per share) in cash. The proposal was subject to various conditions, including a satisfactory due diligence investigation of the Company by Parent, negotiation of definitive documentation acceptable to both companies and the approval of the Boards of Directors of both companies.

     On August 16, 1999, the Company and Parent entered into a confidentiality agreement to permit the exchange of confidential information between the parties for the purpose of evaluating the merits of a potential transaction between the companies. The Confidentiality Agreement also provided that, with certain exceptions, until the date that is two years from the date of the Confidentiality Agreement, neither Parent nor any of its representatives would, among other things, acquire any securities of the Company or seek to effect a tender offer, merger or other business combination transaction involving the Company. Pursuant to the Confidentiality Agreement, the Company thereafter provided Parent and its financial advisors and legal counsel with certain information concerning the Company's business, operations and financial condition.

     On August 23, 1999, Messrs. Avery and Yamamura met to continue discussions concerning a potential transaction following a review by Parent of the information provided to Parent by the Company. Mr. Yamamura affirmed Parent's desire to proceed with an acquisition of the Company at an aggregate cash purchase price of $35 million.

     On August 31, 1999, the Company Board held a meeting to discuss Parent's proposal to acquire the Company for an aggregate cash purchase price of $35 million. At this meeting, the Company Board discussed the Company's current business plan in view of Parent's all cash proposal, which would provide the Company's stockholders with full liquidity for their investment at a price significantly greater than the recent trading price of the Company's stock. The Company Board also discussed management's discussions with a potential strategic partner ("Company A") that had expressed an interest in exploring a possible acquisition of the

Company. Mr. Avery informed the Company Board that representatives of Company A had informed him that Company A was no longer interested in pursuing a possible acquisition of the Company because Company A had concluded that certain business lines of the Company were not a strategic fit with Company A's businesses. Following these discussions, the Company Board authorized management to continue discussions with Parent concerning a potential transaction with the objective of obtaining a higher price and other favorable terms. The Company Board also authorized management to seek bids from various financial advisors for the purpose of engaging a financial advisor to evaluate the fairness from a financial point of view of the consideration to be received by the Company's stockholders in any transaction that might be considered by the Company Board. In addition, the Company Board authorized management to continue to pursue other potential bidders with the assistance of The Bigelow Company, an investment banking concern familiar with the Company's industry ("Bigelow").

     Following the meeting of the Company Board on August 31, 1999, Parent, its financial advisors and the Company continued discussions concerning a potential acquisition of the Company by Parent, and, in particular, discussed the amount of the cash purchase price. After further negotiations between the parties, Parent increased its proposed cash purchase price to $6.25 per share. In addition, the parties began negotiating the terms of a draft merger agreement prepared by Parent's legal counsel and the arrangements for senior management of the Company following the completion of a transaction.

     During this period, the Company, with the assistance of Bigelow, contacted several other potential strategic partners to determine whether such parties might have an interest in pursuing a transaction with the Company. The Company also received bids from various investment banking firms to evaluate the fairness from a financial point of view of the consideration to be received by the Company's stockholders in any proposed transaction involving the Company. Following the receipt of such bids, the Company retained Advest, Inc. ("Advest") to advise the Company with respect to such matters.

     On September 9, 1999, the Company Board met to discuss the status of negotiations with Parent, including the price and other proposed terms. At this meeting, Mr. Avery informed the Company Board that Parent had increased its proposed cash purchase price from $6.00 per share to $6.25 per share. Management also updated the Company Board on the progress being made by Bigelow to solicit indications of interest from other potential strategic partners. The Company Board then engaged in a discussion concerning the Company's current business plan in view of Parent's latest proposal. Following this discussion, the Company Board instructed management to continue negotiations of the terms of the proposed transaction with Parent and to continue pursuing other indications of interest.

     On September 21, 1999, Bigelow received a preliminary indication of interest from another company ("Company B") within the industries in which the Company operates. In its preliminary indication of interest, Company B expressed a willingness to acquire the Company for an aggregate cash purchase price of not more than $30 million. Management of the Company instructed Bigelow to inform Company B that it would have to significantly increase its proposed purchase price for the Company to continue to explore a potential transaction with Company B.

     On September 28, 1999, representatives of Company B met with Messrs. Avery and Ford and other representatives of the Company to discuss the strategic fit of the Company's businesses with those of Company B, although no new proposal by Company B resulted from that meeting.

     On September 29, 1999, Mr. Avery received a telephone call from a representative of another company ("Company C") within the industries in which the Company operates expressing an interest in exploring a potential transaction with the Company. Following a discussion, Mr. Avery and the representative from Company C agreed that representatives from Company C should meet in person with Messrs. Avery and Ford to further discuss Company C's interest. Bigelow also informed Mr. Avery the same day that Company B had decided not to pursue a transaction with the Company.

     On September 30, 1999, Messrs. Avery and Ford and other representatives of the Company met with representatives from another company ("Company D") within the industries in which the Company operates expressing an interest in exploring a potential transaction with the Company.

     On September 30, 1999, the Company Board held a meeting to discuss the status of negotiations with Parent and the Company's and Bigelow's efforts to solicit additional indications of interest. At this meeting, the Company Board discussed the terms of the draft merger agreement proposed by Parent, including the scope of the Company's ability to terminate the merger agreement to accept a more favorable transaction. Messrs. Avery and Ford also updated the Company Board on the status of the discussions with Company A, Company B, Company C and Company D.

     On October 1, 1999, Bigelow informed Mr. Avery that Company D had decided not to pursue a transaction with the Company.

     On October 4, 1999, representatives of Company C met with Messrs. Avery and Ford and other representatives of the Company to discuss Company C's interest in pursuing a potential transaction with the Company. Following this meeting, on October 5, 1999 Mr. Avery received a telephone call from a representative of Company C informing him that Company C had decided not to continue discussions with the Company concerning a possible transaction.

     On October 5, 1999, Mr. Avery met with Mr. Yamamura in Manchester, New Hampshire to discuss, among other things, employee matters, including his and Mr. Ford's role with the Company following completion of the proposed transaction.

     On October 6, 1999, the Company Board held a meeting at which Mr. Avery again reported on management's discussions with Company A, Company B, Company C and Company D. The Company Board also discussed the status of negotiations with Parent and the terms of the proposed transaction, including the proposed purchase price. At the meeting, the Company's legal counsel described the current terms of the draft merger agreement and the Company Board discussed certain of them at length.

     Following the October 6 meeting of the Company Board and throughout the week of October 11, 1999, the parties continued negotiating the terms of the draft merger agreement. As a result of these negotiations, Parent indicated that it was willing to agree to a purchase price of $6.50 per share if the parties could agree on the other unresolved terms of the draft merger agreement and related documentation.

     On October 14, 1999, the Company Board met to consider the approval of the Merger Agreement and the transactions contemplated thereby. At that meeting, Messrs. Avery and Ford, together with the Company's legal counsel, updated the Company Board on the status of negotiations with Parent. Messrs. Avery and Ford updated the Company Board on the key issues under discussion and the relative positions of the parties with respect to such issues. The Company's legal counsel reviewed for the Company Board the terms of the Merger Agreement and the agreements with Messrs. Avery and Ford governing their involvement with the Company following completion of the transaction. In addition, Advest gave a presentation to the Company Board concerning the fairness, from a financial point of view, of the cash consideration to be received by the stockholders of the Company in the transaction. Following this presentation, Advest delivered its opinion to the effect that, as of the date of such opinion, the cash consideration of $6.50 per share to be received by the Company's stockholders in the transaction was fair, from a financial point of view, to the Company and its stockholders. The Company Board, after considering the terms of the Merger Agreement and after discussing and considering the analyses and opinion of Advest, determined that the Offer and the Merger were fair to and in the best interests of the Company and its stockholders, recommended that all stockholders tender their shares pursuant to the Offer, and authorized management to complete negotiations of, and execute, the Merger Agreement and related agreements. Preparation of final versions of the Merger Agreement and related agreements continued through the evening of October 19, 1999 and into the morning of October 20, 1999. Early in the morning of October 20, 1999, the Company, Parent and Purchaser executed the Merger Agreement and issued a joint public announcement of the transaction.

     In reaching its determination regarding the transaction, the Company Board considered a number of factors, including, without limitation, the following:

          (i) The Company's business, assets, management, strategic objectives, competitive position and prospects.

          (ii) The Company's historical financial information and projected financial results, including those set forth in the strategic plans developed annually by the Company and management's most recent projections.

          (iii) Historical market prices and trading information with respect to the shares of Common Stock and a comparison of these market prices and trading information with those of selected publicly-held companies operating in industries similar to that of the Company and the various price to earnings multiples at which the shares of Common Stock and the securities of these other companies trade.

          (iv) A financial analysis of the valuation of the Company under various methodologies, including a discounted cash flow analysis, a selected comparable public companies analysis and a selected comparable transactions analysis.

          (v) The prices and forms of consideration paid in selected recent comparable acquisition transactions, and the fact that the price to be paid under the Merger Agreement to holders of the shares of Common Stock compares favorably to the prices paid in other recent acquisition transactions of companies in similar industries.

          (vi) The fact that the $6.50 per share price to be paid in the Offer and the Merger represents (A) a premium of 79% over $3.625, the closing price of a share of Common Stock on the Nasdaq National Market on October 13, 1999, and (B) a premium of 65% over $3.942, the sixty day average of the closing price of a share of Common Stock as of October 13, 1999.

          (vii) The terms and conditions of the Merger Agreement, including the "all cash" nature of the transaction and the fact that (A) the Offer and Merger are not subject to a financing condition, (B) Parent and the Purchaser have agreed that shares of Common Stock not purchased in the Offer will receive pursuant to the Merger the same form and amount of consideration as the shares of Common Stock purchased in the Offer, and (C) the Company, under certain circumstances and subject to certain conditions (including the payment of liquidated damages to Parent) may terminate the Merger Agreement in order to execute an agreement with a third party providing for the acquisition of the Company on terms more favorable to the Company's stockholders than the Offer and the Merger.

          (viii) The opinion of Advest, delivered to the Company Board on October 14, 1999, that as of such date, and based upon and subject to the limitations set forth therein, the cash consideration of $6.50 per share to be received by the Company's stockholders in the transaction was fair, from a financial point of view, to the Company and its stockholders (a copy of such opinion is attached hereto as Schedule II to this Schedule 14D-9 and is incorporated herein by reference).

     In view of the wide variety of factors considered by the Company Board, the Company Board did not find it practicable to, and did not assign relative weights to the factors set forth above. Rather, the Company Board reached its determination based on the totality of the circumstances and the advice presented to it by its financial and legal advisors.

     In analyzing the Offer and the Merger, the Company's management and the Company Board were assisted and advised by representatives of Advest and the Company's legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement. The full text of the written opinion of Advest, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Advest in arriving at its opinion, is attached hereto as Schedule II to this
Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. Such opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company entered into a letter agreement with Advest dated as of September 9, 1999 (the "Engagement Letter"), pursuant to which the Company engaged Advest to act as the Company's financial advisor in connection with the Offer and the Merger. Subject to the terms and conditions of the Engagement Letter, Advest agreed to review and analyze proposed transactions, and, if fair, to render a written fairness opinion (a "Fairness Opinion") to the Company in connection with a potential sale of or merger involving the Company. Pursuant to the terms of the Engagement Letter, Advest agreed to act as the exclusive financial advisor to the Company for a period of six months following the signing of the Engagement Letter, unless a transaction is consummated prior to the expiration of such period. In connection with the Engagement Letter, the Company agreed to pay Advest (i) an initial fee of $25,000 upon acceptance of the Engagement Letter, plus an additional $10,000 to be paid monthly (contingent upon continuation of the term of the Engagement Letter) commencing with the first day of December 1999 until the earlier to occur of the consummation of a transaction or the expiration of the term of the Engagement Letter; (ii) a completion fee of $50,000 upon delivery of a Fairness Opinion to the Company or to the Company Board; and (iii) a final payment for delivery of the Fairness Opinion of $25,000 upon the closing of a transaction. In addition, the Company agreed to (a) reimburse Advest for its reasonable out-of-pocket expenses incurred during its engagement and the period following the close of a transaction and (b) indemnify Advest against certain liabilities incurred in connection with its engagement. In addition, Advest in the past has provided certain investment banking services to the Company and has received fees for rendering such services.

     Except as disclosed herein (including under Item 4 hereof), neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transaction in the Shares has been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each executive officer, director and, affiliate of the Company currently intends to tender all Shares over which he or she has dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Items 3(b) and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) State Takeover Laws. Chapters 110C, 110D and 110F of the Massachusetts General Laws (the "MGL") are generally applicable with respect to any "takeover" of a Massachusetts corporation. Chapter 110D of the MGL (the "Control Share Act") regulates "control share acquisitions," defined as the acquisition of stock in certain "issuing public corporations" organized in Massachusetts which increases the voting power of the acquiror above certain specified levels (i.e., 20%, 33 1/3% and 50%). The Control Share Act disqualifies the voting rights of Shares acquired in a "control share acquisition" unless, among other things, such acquisition is pursuant to a merger agreement to which the issuing public corporation is a party. In accordance with the provisions of Chapter 110D, on October 14, 1999, the Company Board approved the

Merger Agreement, the Offer, and the Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger. Accordingly, the Control Share Act is inapplicable to the Offer and the Merger.

     Chapter 110C of the MGL (the "Take-Over Bid Statute") imposes procedural requirements in connection with certain take-over bids. A take-over bid is the acquisition or offer to acquire stock which would result in the acquiror possessing more than 10% of the voting power of any class of an issuer's stock. A take-over bid does not include, among other things, any offer which the board of directors of the issuer has consented to and approved and has recommended its stockholders accept, if the terms of such bid, including any inducements to officers or directors which are not made available to all stockholders, have been furnished to the stockholders. In accordance with the provisions of Chapter 110C, on October 14, 1999, the Company Board approved the Merger Agreement, the Offer, and the Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger. Furthermore, the Company has furnished all of the material terms of the Offer and the Merger to the stockholders in accordance with applicable disclosure requirements. Accordingly, the Take-Over Bid Statute is inapplicable to the Offer and the Merger.

     Chapter 110F of the MGL (the "Business Combination Statute") limits the ability of a Massachusetts corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 5% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." On October 14, 1999, the Company Board approved the Merger Agreement, the Offer, and the Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger. Accordingly, the Business Combination Statute is inapplicable to the Offer and the Merger.

     (b) Regulatory Matters. The Offer and Merger are not subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Accordingly, neither the Purchaser nor the Company is required to furnish any information to the FTC or the Antitrust Division.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser's acceptance for payment of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Purchaser's acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Purchaser or its subsidiaries. Private parties and state attorney generals may also bring legal action under the antitrust laws under certain circumstances. Based upon the Purchaser's discussions with the Company and its examination of publicly available information with respect to the Company, the Purchaser believes that the acquisition by the Purchaser of the Shares will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result.

     (c) Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser and Parent pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1*    Letter to Stockholders of Ferrofluidics Corporation dated
              October 26, 1999 from Paul F. Avery, Jr., President and
              Chief Executive Officer of Ferrofluidics Corporation.
Exhibit 2     Joint Press Release issued by Ferrofluidics Corporation and
              Ferrotec Corporation dated October 20, 1999.
Exhibit 3 Agreement and Plan of Merger dated as of October 20, 1999 by and among Ferrotec Corporation, Ferrotec Acquisition, Inc.
              and Ferrofluidics Corporation.
Exhibit 4 Confidentiality Agreement dated as of August 16, 1999 by and between Ferrotec Corporation and Ferrofluidics Corporation.
Exhibit 5     Employment Agreement dated as of June 3, 1998 by and between
              Ferrofluidics Corporation and Paul F. Avery, Jr., as amended by Agreement, dated as of June 3, 1999 by and between Ferrofluidics Corporation and Paul F. Avery, Jr., as further amended by Agreement dated September 9, 1999 by and between Ferrofluidics Corporation and Paul F. Avery, Jr.
Exhibit 6 Consulting Agreement dated as of October 20, 1999 by and among Ferrofluidics Corporation, Ferrotec Corporation,
              Ferrotec Acquisition, Inc. and Paul F. Avery, Jr.
Exhibit 7     Letter Agreement dated as of October 20, 1999 by and among
              Ferrofluidics Corporation, Ferrotec Corporation, Ferrotec
              Acquisition, Inc. and Paul F. Avery, Jr.
Exhibit 8 Employment Agreement dated as of September 23, 1996 by and between Ferrofluidics Corporation and William B. Ford.
Exhibit 9 Employment Agreement dated as of October 20, 1999 by and among Ferrofluidics Corporation, Ferrotec Corporation,
              Ferrotec Acquisition, Inc. and William B. Ford.
Exhibit 10 Severance Agreement dated as of October 1, 1993 by and between Ferrofluidics Corporation and Alvan F. Chorney.
Exhibit 11    Letter Agreement dated as of August 6, 1999 by and between
              Ferrofluidics Corporation and Alvan F. Chorney.
Exhibit 12    Letter Agreement, dated as of July 1, 1999 by and between
              Ferrofluidics Corporation and Timothy D. Barton.
Exhibit 13    Amendment dated as of October 20, 1999 to the Shareholder
              Rights Agreement dated as of August 3, 1994 by and between Ferrofluidics Corporation and American Stock Transfer and
              Trust Company.
Exhibit 14*   Opinion dated October 14, 1999 of Advest, Inc.

---------------

* Included in copies mailed to stockholders by Ferrofluidics Corporation and Ferrotec Corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FERROFLUIDICS CORPORATION

                                          By: /s/ PAUL F. AVERY, JR.
                                            ------------------------------------
                                            Paul F. Avery, Jr.
                                            President and Chief Executive
                                              Officer

Dated: October 26, 1999

                                                                      SCHEDULE I

                           FERROFLUIDICS CORPORATION
                                40 SIMON STREET
                          NASHUA, NEW HAMPSHIRE 03061

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about October 26, 1999 as part of a Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9") of Ferrofluidics Corporation, a Massachusetts corporation (the "Company"), to the holders of shares (the "Shares") of common stock, par value $.004 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of the Purchaser Designees (as hereinafter defined) to seats on the Company's Board of Directors (the "Company Board").

     The Company, Ferrotec Corporation, a corporation organized under the laws of Japan ("Parent"), and Ferrotec Acquisition, Inc., a Massachusetts corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), have entered into an Agreement and Plan of Merger dated as of October 20, 1999 (the "Merger Agreement"), pursuant to which (i) Parent has caused the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $6.50 per Share, net to the seller in cash, without interest, and (ii) the Purchaser will be merged (the "Merger") with and into the Company with the Company as the surviving corporation. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     The Merger Agreement requires the Company to take action to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. See "Right to Designate Directors; Purchaser Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 26, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on November 23, 1999. In certain circumstances, the Offer may be extended.

     The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give the Purchaser representation on the Company Board equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) and (b) the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser following such purchase bears to the total number of Shares then outstanding, and that the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both, provided that the number of directors constituting the Company Board shall be no less than five. At such times, the Company shall use its best efforts to cause

Purchaser Designees to constitute the same percentage as is on the Company Board on (i) each committee of the Company Board, (ii) each board of directors of each of the Company's subsidiaries, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, in the event that the Purchaser Designees are elected to the Company Board, until the effective time of the Merger (the "Effective Time"), the Company Board shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); provided that, in such events, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of the Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In addition, in the event that the Purchaser Designees are elected to the Company Board, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) extend the time for performance of Parent's or the Purchaser's respective obligations under the Merger Agreement or (c) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement.

     As of the date of this Information Statement, Parent has not determined the identity of the Purchaser Designees. However, the Purchaser Designees are expected to be selected from among the directors and executive officers of Parent. Certain information regarding the directors and executive officers of Parent is contained in Annex I hereto. It is currently anticipated that the initial Independent Directors will be Dennis R. Stone and Dean Kamen. Certain information regarding the Company's directors is set forth below in "Information Regarding Directors and Executive Officers of the Company."

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire securities) of the Company with the exception of Akira Yamamura, President and Chief Executive Officer of Parent, who individually beneficially owns fifty Shares. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office promptly following the purchase by the Purchaser of such number of Shares which satisfies the Minimum Condition (as defined in the Merger Agreement) and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company Board.

                               SHARE INFORMATION

     The Common Stock is the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on each matter properly brought before an annual or special meeting of stockholders of the Company. As of October 14, 1999, there were 5,574,177 Shares outstanding.

     INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

THE COMPANY BOARD

     The Restated Articles of Organization and the Amended and Restated By-Laws of the Company provide that the number of directors (which is to be not less than three) is to be determined from time to time by vote of the Company Board.

     The Company Board currently consists of four members and is divided into three classes, with one director in Class I, one director in Class II, and two directors in Class III. Directors serve for three-year terms with one class of Directors being elected by the Company's stockholders at each annual meeting. The Company Board is currently composed of Paul F. Avery, Jr., Howard F. Nichols and Messrs. Stone and Kamen. During the fiscal year ended July 3, 1999 ("Fiscal 1999"), each of Stephen B. Hazard and Robert P. Rittereiser resigned from the Company Board. Neither Mr. Hazard nor Mr. Rittereiser resigned from the Company Board because of a disagreement with the Company on any matter relating to the Company's operations, policies or practices.

     There are no family relationships among any of the directors or executive officers of the Company. As indicated above, certain of the current directors will resign effective immediately following the purchase of at least a majority of the then outstanding Shares by the Purchaser pursuant to the Offer and will be replaced by the Purchaser Designees.

MEETINGS; COMMITTEES

     During Fiscal 1999, the Company Board held thirteen meetings. Each Director attended at least 75% of the aggregate of (i) the total number of meetings of the Company Board and (ii) total number of meetings held by all committees of the Company Board on which such Director served.

     Audit Committee. The Company Board has established an Audit Committee currently consisting of Messrs. Nichols and Stone (the "Audit Committee"). The principal functions of this committee are to review the financial statements of the Company and the scope of the annual audit, monitor the Company's internal financial and accounting controls and recommend to the Company Board the appointment of independent certified public accountants. The Audit Committee met two times during Fiscal 1999.

     Compensation Committee. The Company Board also has established a Compensation Committee currently consisting of Messrs. Stone and Kamen (the "Compensation Committee"). The principal function of this committee is to recommend the compensation levels of executive officers of the Company to the Company Board. The Compensation Committee met once during Fiscal 1999.

     The Company Board does not have a nominating committee.

BIOGRAPHICAL INFORMATION REGARDING DIRECTORS

     The following biographical descriptions set forth certain information with respect to the members of the Company Board, based on information furnished to the Company by each director.

     Paul F. Avery, Jr., age 70, has been the President, Chief Executive Officer and Chairman of the Board of Directors of the Company since June 3, 1998. Mr. Avery also served as the Chief Executive Officer of the Company from October 1, 1993 until June 25, 1996, President of the Company from October 1, 1993 until January 1, 1995 and Chairman of the Board and Treasurer of the Company from October 1, 1993 until May 1, 1997. He is also President of P.F. Avery Corporation, a management consulting firm, a position he has held since 1983. From 1967 to 1983 he was President and Treasurer of C.E. Avery, a wholly-owned subsidiary of Combustion Engineering, Inc., and President and Chief Executive Officer of CE-KSB Pump Company, Inc. Both companies were involved in the design and fabrication of pumps and reactor internals for the utility industry. Mr. Avery is also general partner of a 3MW hydro-electric facility in Nashua, New Hampshire, and serves as a director of several privately held companies.

     Dean Kamen, age 48, has been a Director of the Company since 1989. Mr. Kamen is the founder and Chairman and Chief Executive Officer of DEKA Research and Development Corporation, which develops highly specialized medical equipment. Mr. Kamen is the founder and, from 1976 to 1982, was the Chief Executive Officer of Auto-Syringe, Inc., a manufacturer of medical devices that was acquired by Baxter Healthcare Corporation. He is a member of the Board of Directors of Sander's Prototype, Inc. and Zero Emissions Technology. He also serves as a director of several privately-held companies.

     Howard F. Nichols, age 71, a consultant, has been a Director of the Company since July 1979. Until July 1989, Mr. Nichols was a Vice President of The First National Bank of Boston, Trust Department. He is also a member of the Board of Directors of Doble Engineering Co., Bemis Associates, Inc., Weymouth Art Leather Co., McCrillis & Eldredge Insurance, Inc. and Seamans Supply Co., all of which are privately-held companies.

     Dennis R. Stone, CPA, age 52, has been a Director of the Company since 1994. Mr. Stone is a stockholder and director of the accounting firm of Nathan Wechsler & Company, Professional Association, Portsmouth, New Hampshire. From 1989 to 1997, he was a principal in the firm of Dennis R. Stone, CPA, Portsmouth, New Hampshire. From 1989 to 1991 he also served as Executive Vice President and Chief Financial Officer of The Blake Insurance Group, Inc., Portsmouth, New Hampshire. Mr. Stone also serves as an investigative auditor for the New Hampshire Supreme Court Professional Conduct Committee. He is a member of the Board of Directors of Odyssey House, Inc.

BIOGRAPHICAL INFORMATION REGARDING EXECUTIVE OFFICERS OF THE COMPANY

     The following biographical descriptions set forth certain information with respect to the executive officers of the Company, based on information furnished to the Company by each executive officer. The names and ages of all executive officers of the Company and principal occupation and business experience during at least the last five years for each are set forth below.

     Paul F. Avery, Jr., is the President, Chief Executive Officer and Chairman of the Board of the Company. For biographical information regarding Mr. Avery, see "--Biographical Information Regarding Directors" above.

     Alvan F. Chorney, age 54, has held the position of Vice President--New Business Development since July 27, 1998. He served as Vice President and General Manager--Components Division of the Company from April 19, 1996 to July 27, 1998. Prior to that, Mr. Chorney served as Senior Vice President of the Company from November 1991 to April 19, 1996. Mr. Chorney was also a Director of the Company from 1986 to April 1994. In September 1997, the Commission's Division of Enforcement brought a cease-and-desist proceeding against, among others, Mr. Chorney, alleging that in 1992 Mr. Chorney failed to properly report on Schedule 13D his beneficial ownership of certain Shares. On May 20, 1999, without admitting or denying the Commission's allegations, Mr. Chorney agreed to cease and desist from committing or causing any violations of, and committing or causing any future violations of, Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 thereunder.

     William B. Ford, age 59, has held the position of Treasurer of the Company since May 19, 1997 and the position of Vice President and Chief Financial Officer of the Company since September 23, 1996. From November 1993 until April 1995, Mr. Ford was Vice President and Chief Financial Officer of Versyss Incorporated, a software developer and distributor of integrated hardware and software systems for medical practice management and other small business applications. From 1987 to November 1993, he was a Director in the Financial Advisory Services consulting practice of Coopers & Lybrand L.L.P.

     Timothy D. Barton, age 44, has held the position of Vice
President--Components Division of the Company since July, 1998. From 1991 to 1998, Mr. Barton served as Director of Sales and Marketing of the Company. From 1985 to 1991, he served as Regional Sales Manager of the Company, and prior to that, from 1983 to 1985, he served as Project Engineer of the Company.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Directors. Directors who are officers or employees of the Company receive no compensation for their service as Directors. Directors who are not officers or employees of the Company receive such compensation for their services as the Company Board may from time to time determine. Non-employee Directors each receive an annual retainer of $20,000, payable quarterly.

     Pursuant to the Ferrofluidics Corporation Amended and Restated 1995 Stock Option and Incentive Plan (the "1995 Incentive Plan"), eligible non-employee Directors are entitled to receive options to purchase Shares in accordance with the formula provisions thereof. Under the 1995 Incentive Plan, eligible non-employee Directors automatically receive an option to purchase 3,000 Shares on the fifth business day after each annual meeting of stockholders of the Company, commencing with the Company's 1995 Annual Meeting of Stockholders. Accordingly, on December 24, 1998, each of Messrs. Stone, Nichols, Kamen, Hazard and Rittereiser was granted an option to purchase 3,000 Shares at an exercise price of $3.16 per share. All such options vested and became immediately exercisable upon grant and have an exercise price equal to 100% of the fair market value of a Share on the grant date.

     Executive Officers. The following sections set forth and discuss the compensation paid or awarded during the last three years to the Company's Chief Executive Officer and each of the four most highly compensated executive officers who earned in excess of $100,000 during Fiscal 1999 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM COMPENSATION AWARDS
                                                                 -------------------------------------------
                                         ANNUAL COMPENSATION                                      SECURITIES
                                       -----------------------   OTHER ANNUAL     RESTRICTED      UNDERLYING    LTIP
NAME AND                      FISCAL                             COMPENSATION   STOCK AWARD(S)    WARRANTS/    PAYOUTS
PRINCIPAL POSITION             YEAR    SALARY($)(1)   BONUS($)       ($)              ($)         OPTIONS(#)     ($)
------------------            ------   ------------   --------   ------------   ---------------   ----------   -------
Paul F. Avery, Jr...........   1999      210,000          --        15,604(2)         --            83,000(3)    --
  President, Chief             1998       19,230(5)       --         1,111(6)         --            75,000(3)    --
  Executive Officer and        1997      183,814(5)       --         3,615(6)         --                --       --
  Chairman of the Board
Alvan F. Chorney............   1999      180,000          --           231(9)         --            34,000(3)    --
  Vice President --            1998      183,974       1,720         1,000(9)         --                --       --
  New Business                 1997      170,223       5,156         1,000(9)         --                --       --
  Development
William B. Ford.............   1999      121,519          --            --            --            36,000(3)    --
  Vice President, Chief        1998      150,365          --            --            --                --       --
  Financial Officer and        1997      112,223(5)       --            --            --            30,000(3)    --
  Treasurer
Timothy D. Barton...........   1999      111,884          --            --            --            19,000(3)    --
  Vice President and           1998           --          --            --            --                --       --
  General Manager --           1997           --          --            --            --                --       --
  Components Division


                                PAYOUTS
                              ------------
                               ALL OTHER
NAME AND                      COMPENSATION
PRINCIPAL POSITION                ($)
------------------            ------------
Paul F. Avery, Jr...........     11,570(4)
  President, Chief              120,450(7)
  Executive Officer and          19,350(8)
  Chairman of the Board
Alvan F. Chorney............         --
  Vice President --                  --
  New Business                    2,099(10)
  Development
William B. Ford.............      2,745(11)
  Vice President, Chief           5,832(10)
  Financial Officer and              --
  Treasurer
Timothy D. Barton...........         --
  Vice President and                 --
  General Manager --                 --
  Components Division

---------------
 (1) Includes all voluntary pre-tax contributions to the Ferrofluidics Corporation Tax Savings and Deposit and Investment Plan.

 (2) Of such amount, $12,982 represents an automobile allowance and $2,622 represents an allowance for medical and health expenses incurred by Mr. Avery in excess of amounts covered by the Company's group health plan.

 (3) This amount represents Shares subject to options granted during the fiscal year.

 (4) This amount includes the full dollar value of insurance premiums paid by the Company on behalf of Mr. Avery with respect to term life insurance.

 (5) This amount represents less than a full year's salary.

 (6) This amount represents an automobile allowance.

 (7) This amount includes the full dollar value of insurance premiums paid by the Company on behalf of Mr. Avery with respect to term life insurance in the amount of $10,450 and payments made to

     Mr. Avery pursuant to a consulting agreement with the Company in the amount of $110,000. See "Agreements with Paul F. Avery, Jr." in Item 3(b) of the
     Schedule 14D-9.

 (8) This amount includes the full dollar value of insurance premiums paid by the Company on behalf of Mr. Avery with respect to term life insurance in the amount of $9,350 and payments made to Mr. Avery pursuant to a consulting agreement with the Company in the amount of $10,000. See "Agreements with Paul F. Avery, Jr." in Item 3(b) of the Schedule 14D-9.

 (9) This amount represents an allowance for medical and health expenses incurred by Mr. Chorney in excess of amounts covered by the Company's group health plan.

(10) This amount represents reimbursement by the Company to Mr. Chorney and Mr. Ford, respectively, of expenses incurred in connection with their relocation to New Hampshire.

(11) This amount represents reimbursement by the Company for tax incurred by Mr. Ford relating to the reimbursement by the Company of certain relocation expenses incurred by Mr. Ford.

     Option Grants in Last Fiscal Year. The following table sets forth information regarding each stock option granted during Fiscal 1999 to each of the Named Executive Officers. The potential realizable values that would exist for the respective options are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date of grant over the full term of the option. Actual gains, if any, on stock options, exercises and holdings of Common Stock are dependent on the future performance of the Common Stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                              PERCENT OF                                      VALUE AT ASSUMED
                               NUMBER OF        TOTAL                                       ANNUAL RATES OF STOCK
                               SECURITIES      OPTIONS                                     PRICE APPRECIATION FOR
                               UNDERLYING     GRANTED TO     EXERCISE OR                         OPTION TERM
                                OPTIONS      EMPLOYEES IN     BASE PRICE     EXPIRATION    -----------------------
                               GRANTED(1)    FISCAL YEAR     PER SHARE(2)       DATE          5%           10%
                               ----------    ------------    ------------    ----------    ---------    ----------
Paul F. Avery, Jr. ..........    83,000          27.4%          $3.81         11/5/03       $87,369      $193,062
Alvan F. Chorney.............    34,000          11.2            3.81         11/5/03        35,790        79,085
William B. Ford..............    36,000          11.9            3.81         11/5/03        20,000        83,738
Timothy D. Barton............    19,000           6.3            3.81         11/5/03        20,000        44,195

---------------
(1) The options were fully vested upon grant. Options are generally subject to the employee's continued employment. The options terminate five years after the grant date, subject to earlier termination in accordance with the 1995 Incentive Plan and the applicable option agreement.

(2) The exercise price is equal to the market value on the date of the grant. The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 5% and 10% appreciation rates established in regulations of the Commission, compounded annually. The potential realizable value is not intended to predict future appreciation of the price of the Common Stock. The values shown do not consider nontransferability, vesting or termination of the options upon termination of employment.

     Option Exercises and Year-End Holdings. The following table sets forth the Shares acquired and the value realized upon exercise of stock options during Fiscal 1999 by each of the Named Executive Officers and certain information concerning stock options held by the Named Executive Officers as of July 3, 1999.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF
                                                          SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                 SHARES                  UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS
                                ACQUIRED                     FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                                   ON        VALUE      -------------------------    -------------------------
NAME                            EXERCISE    REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                            --------    --------    -------------------------    -------------------------
Paul F. Avery, Jr.............     0           $0            288,000/0                     $31,374/$0
Alvan F. Chorney..............     0            0             59,000/0                      12,852/0
William B. Ford...............     0            0             43,000/23,000                 10,584/3,024
Timothy Barton................     0            0             26,625/0                       7,182/0

---------------
(1) Based on the fair market value of the Common Stock of $4.188 per Share, the price of the last reported trade of the Common Stock on the Nasdaq National Market on July 2, 1999, less the option exercise price per Share. Options are in-the-money if the fair market value of the Shares covered thereby is greater than the option exercise price.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     Mr. Avery has entered into a Consulting Agreement with the Company, Parent and the Purchaser. Mr. Avery currently has an Employment Agreement dated as of June 3, 1998, as amended, with the Company (the "Avery Employment Agreement"). For a summary of certain provisions of these agreements, see "Agreements with Paul F. Avery, Jr." in Item 3(b) of the Schedule 14D-9.

     Mr. Ford has entered into a Employment Agreement with the Company, Parent and the Purchaser. Mr. Ford currently has an Employment Agreement dated as of September 23, 1996 with the Company (the "Ford Employment Agreement"). For a summary of certain provisions of these agreements, see "Agreements with William
B. Ford" in Item 3(b) of the Schedule 14D-9.

     Mr. Chorney currently has a Letter Agreement dated as of August 6, 1999 with the Company providing for certain payments and benefits to Mr. Chorney in the event of a change of control in the Company. Mr. Chorney also has a Severance Agreement dated as of October 1, 1993 with the Company. For a summary of certain provisions of these agreements, see "Agreements with Other Executive Officers" in Item 3(b) of the Schedule 14D-9.

     Mr. Barton currently has a Letter Agreement dated as of July 1, 1999 with the Company providing for certain payments and benefits to Mr. Barton in the event of a change of control in the Company. For a summary of certain provisions of this agreement, see "Agreements with Other Executive Officers" in Item 3(b) of the Schedule 14D-9.

TOTAL STOCKHOLDER RETURN

     The graph presented below compares the yearly percentage change in the Company's cumulative total stockholder return on the Common Stock, based on the market price of the Common Stock and assuming reinvestment of dividends, with the cumulative total return of companies within the Nasdaq National Market and the companies within the Dow Jones Industrial Technology Index. The calculation of total cumulative return assumes a $100 investment in the Common Stock, the Nasdaq National Market and the Dow Jones Industrial Technology Index on June 30, 1994. The comparisons in this table are historical and are not intended to forecast or be indicative of possible future performance of the Common Stock.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                        AMONG FERROFLUIDICS CORPORATION,
                      THE NASDAQ STOCK MARKET (U.S.) INDEX
                 AND THE DOW JONES INDUSTRIAL TECHNOLOGY INDEX

                                                                               NASDAQ STOCK MARKET        DOW JONES INDUSTRIAL
                                                FERROFLUIDICS CORPORATION            (U.S.)                    TECHNOLOGY
                                                -------------------------      -------------------        --------------------
6/94                                                    $100.00                     $100.00                     $100.00
6/95                                                     183.00                      133.00                      142.00
6/96                                                     257.00                      171.00                      141.00
6/97                                                     160.00                      208.00                      151.00
6/98                                                      79.00                      274.00                      133.00
6/99                                                      86.00                      393.00                      169.00

* $100 INVESTED ON 6/30/94 IN STOCK OR INDEX--INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

                         COMPENSATION COMMITTEE REPORT

GENERAL

     The Compensation Committee currently consists of Messrs. Stone and Kamen, each of whom are non-employee Directors. The Compensation Committee is generally responsible for developing the Company's executive and management compensation policies, including awards of equity-based compensation. The Company's executive compensation program is designed to provide competitive levels of compensation, reward above-average individual performance and assist the Company in attracting and retaining qualified management. Where applicable, the Compensation Committee takes into account employment agreements between an executive officer and the Company. Mr. Avery, the President and Chief Executive Officer of the Company, makes general recommendations to and reviews with the Compensation Committee salary increases and bonus compensation of executive officers and employees other than himself.

COMPENSATION POLICY REVIEW

     From time to time, the Compensation Committee evaluates its objectives regarding the Company's executive compensation policy. The Compensation Committee's primary objectives in evaluating the Company's executive compensation philosophy historically have been to (i) review base salaries, cash bonuses and short-term and long-term incentives for executive officers based upon a survey of compensation for executive officers in a group of comparable high-technology companies, and (ii) to develop an appropriate methodology for structuring long-term incentive awards to ensure that such awards more closely align the interests of the executive officers with those of the Company's stockholders.

     The Compensation Committee also has from time to time sought and received advice from an independent compensation consulting firm in its evaluation of the Company's executive compensation policies. The last occasion on which the Compensation Committee sought advice from a consultant was in 1995, at which time the consultant conducted a survey of executive compensation levels and practices of companies within a proxy peer group (the "Peer Group") of companies of similar size to the Company. The Peer Group consisted of seven companies in the specialty machinery industry having annual revenues of $30 million to $50 million.

COMPENSATION POLICIES FOR EXECUTIVE OFFICERS

     Base Salary. The annual base salary and base salary adjustments for executive officers are determined by the Compensation Committee in its discretion and are targeted according to the salaries of executives holding similar offices and having similar responsibilities within the Company's industry segment. The Compensation Committee also considers factors such as industry experience and executive retention. Annual salary adjustments for executive officers are determined by evaluating the competitive marketplace, the performance of the Company, the performance of the executive officer and any change in the responsibilities assumed by the executive officer. Salary adjustments are normally determined and made on an annual basis. The base salary of Paul F. Avery, Jr., the President and Chief Executive Officer of the Company, was established pursuant to the Avery Employment Agreement, which is described under "Agreements with Paul F. Avery, Jr." in Item 3(b) of the Schedule 14D-9, and was based on the foregoing criteria. The base salary of William B. Ford, Vice President and Chief Financial Officer of the Company, was established pursuant the Ford Employment Agreement, which is described under "Agreements with William B. Ford" in Item 3(b) of the Schedule 14D-9, and was also based on the foregoing criteria.

     Cash Bonuses. The Company has a cash incentive bonus plan (the "Cash Incentive Plan") which became effective on July 1, 1995. The Cash Incentive Plan is intended to encourage, recognize and reward performance by executives by providing cash compensation based upon the achievement of a pre-determined annual operating budget and a combination of quantitative and qualitative measures (the relative weights of which are determined in the sole discretion of the Compensation Committee when it performs its performance review), including orders received (for marketing managers), percent defect rate (for production managers), timeliness and quality of monthly reporting (for accounting managers) and effectiveness of improvement projects (for all managers). The annual operating budget is determined by the Compensation Committee and the Board of Directors prior to the beginning of the fiscal year and the total pool from which cash incentives may be awarded under the plan is formed based upon the achievement of the operating profits contained in the annual operating budget. The Chief Executive Officer is eligible to receive up to 35% of his respective base salary depending upon the extent to which the operating profits contained in the annual operating budget are achieved, while executive officers other than the Chief Executive Officer are eligible to receive up to either 20% or 25% of their respective base salaries depending upon the extent to which the operating profits contained in the annual operating budget are achieved.

     Although cash bonuses generally are awarded pursuant to the Cash Incentive Plan, the Compensation Committee, in its discretion, may award a cash bonus to an executive officer for outstanding performance based upon individual performance reviews (which may or may not take into account specific performance measures relative to that executive officer), retention considerations and general industry practice. Based upon the foregoing criteria, no executive officers of the Company received a cash bonus under the Cash Incentive Plan for Fiscal 1999 performance and no discretionary cash bonuses were awarded.

     Equity and Equity-Based Incentives. Equity and equity-based incentive awards are designed to attract and retain executives who can make significant contributions to the Company's success, reward executives for such significant contributions and give executives a longer-term incentive to increase shareholder value. The size and frequency of equity and equity-based incentive awards are determined by the Compensation Committee in its discretion, taking into account individual performance and responsibilities, but without any specific performance measures. The Compensation Committee also may grant stock options for executive retention purposes, taking into account, among other things, general industry practice. To ensure that high levels of performance occur over the long-term, stock options granted to executives typically vest over a period of time. All outstanding options have been granted with an exercise price equal to 100% of the fair market value of the Common Stock on the grant date.

     The 1995 Incentive Plan is the principal vehicle by which the Company intends to achieve the executive compensation policy objective of providing long-term incentives to executive officers that will more closely align the interests of such executives with those of the Company's stockholders. Pursuant to the 1995 Incentive Plan, the Compensation Committee may grant a variety of long-term incentive awards based on the Common Stock, including stock options (both incentive options and non-qualified options), SARs, restricted stock, unrestricted stock, performance shares and dividend equivalent rights. In Fiscal 1999, each of Messrs. Avery, Ford, Chorney and Barton received an option to purchase 83,000 Shares, 36,000 Shares, 34,000 Shares and 19,000 Shares, respectively. Each of these options was fully vested upon grant.

     At its discretion, under the Ferrofluidics Corporation Amended and Restated 1994 Restricted Stock Plan (the "1994 Restricted Stock Plan"), the Compensation Committee may also award restricted stock bonuses to executive officers and other key employees. Shares of restricted stock granted to executive officers under the 1994 Restricted Stock Plan vest over a period of time and are subject to forfeiture in the event an officer's employment with the Company terminates prior to vesting. Shares of restricted stock are not transferable prior to vesting. During Fiscal 1999, no executive officers of the Company received an award of restricted stock.

     Any value received by an executive officer from a stock option grant and any increase in the value of stock received as a bonus depends entirely on increases in the price of the Common Stock.

     Other Compensation. The Company provides executive officers and management with health, retirement and other benefits under plans that are generally available to the Company's employees.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Mr. Avery's base salary was established pursuant to the criteria described above in "Base Salary" in the Avery Employment Agreement which is described under "Agreements with Paul F. Avery, Jr." in Item 3(b) of the Schedule 14D-9. Based on the criteria set forth in the Cash Incentive Plan, Mr. Avery did not receive a cash bonus for Fiscal 1999 and the Compensation Committee did not exercise its discretion to award him a cash bonus. However, in consideration of Mr. Avery's outstanding commitment to the Company, and in accordance with the other objectives of the Compensation Committee's equity-based incentive philosophy, Mr. Avery received an option to purchase 83,000 Shares on November 5, 1998, which was fully vested upon grant.

FEDERAL TAX REGULATIONS APPLICABLE TO EXECUTIVE COMPENSATION

     As a result of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's deduction of executive compensation may be limited to the extent that a "covered employee" (i.e., the chief executive officer or one of the four highest compensated officers who is employed on the last day of the Company's taxable year and whose compensation is reported in the Summary Compensation Table) receives compensation in excess of $1,000,000 in such taxable year of the Company (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The Company intends to take appropriate action to comply with such regulations, if applicable, in the future.

                                          Dennis R. Stone, Chairman
                                          Dean Kamen

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Avery, the President and Chief Executive Officer of the Company, makes general recommendations to and reviews with the Compensation Committee the salary increases and bonus compensation of executives and management other than himself.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth, to the best knowledge and belief of the Company, certain information regarding the beneficial ownership of Common Stock as of October 1, 1999 by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's Directors and nominees, (iii) each of the named executive officers in the Summary Compensation Table and (iv) all of the Company's executive officers and Directors as a group. Except as otherwise indicated, each person listed below has sole voting and investment power over the Shares shown as beneficially owned.

                                                                   SHARES
DIRECTORS, EXECUTIVE OFFICERS                                   BENEFICIALLY  PERCENT OF
AND 5% STOCKHOLDERS                                               OWNED(1)     CLASS(2)
-----------------------------                                   ------------  ----------
Paul F. Avery, Jr...........................................       331,900(3)    5.7%
Alvan F. Chorney............................................        62,000(4)    1.1
William B. Ford.............................................        63,500(5)    1.1
Timothy Barton..............................................        30,105(6)      *
Howard F. Nichols...........................................        24,975(7)      *
Dean Kamen..................................................        18,100(8)      *
Dennis R. Stone.............................................        16,350(9)      *
All directors and executive officers as a group (7
  persons)..................................................       546,930(10)   9.0

---------------
* Less than 1%.

 (1) Beneficial share ownership is determined pursuant to Rule 13d-3 under the Exchange Act. Accordingly, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote such security or the power to dispose of such security. The amounts set forth above as beneficially owned include shares of Common Stock owned, if any, by spouses and relatives living in the same home as to which beneficial ownership may be disclaimed. The amounts set forth above as beneficially owned also include Shares which such persons had the right to acquire within 60 days of October 1, 1999 pursuant to stock options.

 (2) Percentages are calculated on the basis of 5,574,177 Shares outstanding as of October 1, 1999, together with applicable stock options for each stockholder.

 (3) Includes 288,000 Shares which Mr. Avery may acquire upon the exercise of stock options, within 60 days of October 1, 1999.

 (4) Includes 59,000 Shares which Mr. Chorney may acquire upon the exercise of stock options, within 60 days of October 1, 1999.

 (5) Includes 54,500 Shares which Mr. Ford may acquire upon the exercise of stock options, within 60 days of October 1, 1999.

 (6) Includes 26,625 Shares which Mr. Barton may acquire upon the exercise of stock options, within 60 days of October 1, 1999.

 (7) Includes 19,600 Shares which Mr. Nichols may acquire upon the exercise of stock options, within 60 days of October 1, 1999.

 (8) Includes 17,350 Shares which Mr. Kamen may acquire upon the exercise of stock options, within 60 days of October 1, 1999.

 (9) Includes 11,250 Shares which Mr. Stone may acquire upon the exercise of stock options within 60 days of October 1, 1999.

(10) Includes 476,325 Shares which may be acquired by such persons upon the exercise of stock options, within 60 days of October 1, 1999.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission and the Nasdaq National Market. Officers, directors and greater than 10% stockholders are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that during Fiscal 1999 no person who was a Director, executive officer or greater than 10% beneficial owner of the Common Stock failed to file on a timely basis all reports required by Section 16(a).

                                                                         ANNEX I

          DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is Ferrotec Corporation, Sumitomo Building #6, 5-24-8, Higashi Ueno, Taito-ku, Tokyo 110-0015, Japan. Unless otherwise indicated, each such person is a citizen of Japan and has held his or her own present position as set forth below, or has been an executive officer at Parent, for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

NAME                                   PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR EMPLOYMENT HISTORY
----                                   -------------------------------------------------------------
Akira Yamamura.......................  Mr. Yamamura has been the President and Chief Executive
                                       Officer of Parent for more than the past five years.
Nazomu Yamamoto......................  Mr. Yamamoto was the President of SecomCad, Inc. until June
                                       1994. He was then appointed as Corporate Auditor of Parent and has been employed by Parent as Director and Senior
                                       Managing Director since that date.
Kimiyuki Kamino......................  Mr. Kamino was Chief Officer at Mitsubishi Seiko Co. Research
                                       and Development Center until June 1995. He was then appointed as Corporate Auditor of Parent and has been employed by
                                       Parent as Corporate Auditor for four years and has been
                                       employed by Parent as Director since June 1999.
Isao Tsubaki.........................  Mr. Tsubaki was a Partner of Tohmatsu, LLP, a public accounting firm until January 1997 and had been a principal of Tsubaki Accounting Firm by June 1999. Since then, he has been employed by Parent as Director.
Takeshi Arakawa......................  Mr. Arakawa has been employed by Parent as Director, Managing
                                       Director, and Corporate Auditor for more than the past five years.
Shuji Mamiya.........................  Mr. Mamiya had been employed by Parent as General Manager until June 1999. Since then, he has been employed by Parent as Corporate Auditor.
Koichiro Nakamoro....................  Mr. Nakamoro had been a partner of a law firm, Anderson and
                                       Mori, LLP until June 1999. Since then, he has been employed by Parent as Corporate Auditor.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, the current business address of each person is Ferrotec Corporation, Sumitomo Building #6, 5-24-8, Higashi Ueno, Taito-ku, Tokyo 110-0015, Japan. Unless otherwise indicated, each such person is a citizen of Japan, and each occupation set forth opposite an individual's name refers to employment with the Purchaser.

NAME                                   PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR EMPLOYMENT HISTORY
----                                   -------------------------------------------------------------
Akira Yamamura.......................  Treasurer, Clerk, and Director of Purchaser. Mr. Yamamura has
                                       been the President and Chief Executive Officer of Parent for more than the past five years.
Nozomu Yamamoto......................  Director of Purchaser. Mr. Yamamoto was the President of
                                       SecomCad Inc., until June 1994. He was then appointed as
                                       Corporate Auditor of Parent and has been employed by Parent as Director and Senior Managing Director since that date.
Richard R. Cesati, II................  President and Director of Purchaser, Mr. Cesati had been
                                       President of Amalfi Associate, Inc. until July 1999 and has been employed as President of Ferrotec America since that
                                       date. Mr. Cesati is a citizen of the United States.